Exhibit 107
CALCULATION OF FILING FEE TABLE
Schedule 14A
(Form Type)

TWO HARBORS INVESTMENT CORP.
(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$1,164,564,151.20	0.00013810	$160,826.31
Fees Previously Paid		—		—
Total Transaction Valuation		$1,164,564,151.20
Total Fees Due for Filing				$160,826.31
Total Fees Previously Paid				$0.00
Total Fee Offsets				$0.00
Net Fee Due				$160,826.31

(1)
Aggregate number of securities to which transaction applies: As of April 6, 2026, the maximum number of shares of Two Harbors Investment Corp.’s (“TWO”) common stock, par value $0.01 per share (the “TWO Common Stock”), to which this transaction applies is estimated to be 107,830,014, which consists of (i) 105,044,253 shares of TWO Common Stock issued and outstanding and entitled to receive the per share merger consideration of $10.80 in cash (the “Merger Consideration”); (ii) 1,123,247 shares of TWO Common Stock underlying TWO’s restricted stock units and entitled to receive the per share Merger Consideration; and (iii) 1,662,514 shares of TWO Common Stock underlying TWO’s performance stock units (assuming maximum performance) and entitled to receive the per share Merger Consideration. The underlying value of the transaction, as computed pursuant to Exchange Act Rule 0-11 and estimated solely for purposes of calculating the filing fee, as of April 6, 2026, was calculated based on the product of 107,830,014 shares of TWO Common Stock (including shares of TWO Common Stock underlying TWO’s restricted stock units and performance stock units) and the per share Merger Consideration. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated in the preceding sentence by 0.00013810.